


MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

THE COMPANY

1.   Name of issuer: MVP Holdings Inc

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No




MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Casey Musick
Dates of Board Service:	01/2018 to Current
Principal Occupation:	CEO
Employer:	Mealthy
Dates of Service:	Jun 2020 - Present
Employer's principal business:	Food and Beverage Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CEO
Dates of Service:	01/2018 to Current
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Mealthy
Employer's principal business:	Food and Beverage Services
Title:	CEO
Dates of Service:	Jun 2020 - Present
Responsibilities:	Management
Employer:	Pro Travel Group
Employer's principal business:	Host Travel Agency
Title:	CEO
Dates of Service:	Jan 2018 - Mar 2020
Responsibilities:	Management





MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Casey Musick
Title:	CEO, Director
Dates of Service:	01/2018 to Current
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No prior positions held with issuer	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Mealthy
Employer's principal business:	Food and Beverage Services
Title:	CEO
Dates of Service:	Jun 2020 - Present
Responsibilities:	Management
Employer:	Pro Travel Group
Employer's principal business:	Host Travel Agency
Title:	CEO
Dates of Service:	Jan 2018 - Mar 2020
Responsibilities:	Management

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Casey Musick	Common stock - 38,365,000	98.366%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary
Mealthy, formerly a kitchen appliance company, has strategically pivoted to content creation and distribution within the pressure cooking and air frying niche. With a strong online presence and a large, engaged audience, Mealthy aims to generate between $600k to $1M in annual revenue within the first year through monetization strategies such as ads, premium subscriptions, and live events. Our comprehensive business plan outlines the company's value proposition, growth strategy, and key performance indicators.

1.   Company Overview
Mealthy was founded as a small kitchen appliance company specializing in pressure cookers, air fryers, and related appliances. After selling over $21M in products during four years of manufacturing, we decided to pivot our business model due to the impact of COVID-19. Leveraging our expertise, we now focus on content creation and distribution within the niche market of pressure cooking and air frying.

2.   Market Analysis
The pressure cooking and air frying market has experienced significant growth in recent years, driven by increasing interest in healthier and more convenient cooking methods. This market is expected to continue growing, offering ample opportunities for specialized content creators like Mealthy. Our target audience includes home cooks, health enthusiasts, and individuals seeking time-saving cooking solutions.

3.   Product/Service Offering
Mealthy offers the following products and services:

a) Free Pressure Cooking Newsletter - Spice It UP: A newsletter featuring recipes, tips, and related content focused on pressure cooking and air frying.
b) Monetization through ads: Integrating targeted ads in the newsletter to generate revenue.
c) Premium Paid Level of Newsletter: A subscription-based premium version of the newsletter, offering live webinars, podcasts, and exclusive content.
d) Daily Live Chef Shows/Podcasts/Webinars: Live shows featuring expert chefs, informative podcasts, and interactive webinars to engage the audience and provide added value.

4.   Business Model
Mealthy generates revenue through a combination of advertising, premium subscriptions, and live events. By leveraging our existing audience and online presence, we aim to monetize our content within 30-60 days from the launch of the Spice It UP newsletter. Our projected ad revenues range from $600k to $1M annually, with additional revenue generated through premium subscriptions and live events.

5.   Marketing and Sales Strategy
Mealthy employs a multi-pronged approach to marketing and sales:



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

a) Search Engine Optimization (SEO): Optimizing our website and content to rank higher in search engine results and attract organic traffic.

b) Social Media Marketing: Utilizing various social media platforms to share content, engage with the audience, and drive traffic to our website.

c) Email Marketing: Building and nurturing our email list of 320K subscribers to promote the free and premium versions of the Spice It UP newsletter.

d) Influencer Partnerships: Collaborating with popular influencers in the cooking and health space to expand our reach and credibility.

e) Content Marketing: Consistently creating and distributing high-quality content to attract and retain subscribers.

6.   Operations and Management

Mealthy's operational structure includes content creation, marketing, and customer support teams. Our team consists of experienced professionals in recipe development, video production, digital marketing, and sales. The management team oversees the day-to-day operations, ensuring that the company remains on track to achieve its growth and revenue goals.

7.   Financial Projections

Based on our current audience size and open rates, we project ad revenues between $600k to $1M annually. Additional revenue will be generated through premium subscriptions, live events, and other monetization strategies. We expect to start monetizing our content within 30-60 days from the launch of the Spice It UP newsletter.

8.   Funding Requirements

Currently, Mealthy is seeking an investment of $120,000 to support the growth and expansion of our content offerings, marketing efforts, and platform development. The funds will be allocated as follows:

a) Content creation and production: Enhancing the quality and quantity of our recipes, videos, newsletters, podcasts, and webinars.

b) Marketing and advertising: Expanding our reach through targeted marketing campaigns, influencer partnerships, and social media advertising.

c) Platform development: Improving our website and newsletter platform to deliver a seamless and engaging user experience.

d) Team expansion: Hiring additional team members in content creation, marketing, and customer support to ensure high-quality service and support for our growing audience.

We anticipate a return on investment (ROI) within 2-3 years through increased revenue from advertising, premium subscriptions, and live events. As our audience grows, we expect to see a significant increase in revenue and profitability, providing a lucrative opportunity for potential investors.

9.   Exit Strategy

Mealthy's exit strategy includes the potential for acquisition by a larger media company or competitor in the food and cooking industry. As we establish ourselves as a leading source of pressure cooking and air frying content, we expect to attract the interest of larger players in the market who may see value in acquiring our brand, audience, and expertise. Alternatively, we may explore strategic partnerships or licensing opportunities to further expand our reach and generate a return on investment for our founders and investors.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.




MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

I. Regulatory and Legal Risks

- Compliance with laws and regulations: Failure to comply with applicable laws and regulations may result in fines, penalties, or operational restrictions.
- Intellectual property infringement: Legal disputes arising from alleged intellectual property infringement may result in financial losses or reputational damage.
- Privacy and data protection regulations: Non-compliance with privacy laws, such as GDPR or CCPA, may lead to fines and reputational damage.
- Advertising regulations: Non-compliance with advertising laws and regulations may lead to fines, penalties, or ad revenue losses.
- Employment laws: Failure to comply with employment laws may result in legal disputes or financial penalties.
- Licensing requirements: Failure to obtain necessary licenses or permissions for content distribution may impact our ability to operate and generate revenue.
- Contract disputes: Legal disputes arising from contractual agreements with vendors, contractors, or partners may result in financial losses or operational disruptions.
- Changes in regulations: New or amended regulations may require us to adjust our business practices, potentially increasing costs and affecting our competitive position.

II. Financial Risks

- Revenue projections: We may not achieve our projected revenue targets due to market or operational factors.
- Cash flow management: Inadequate cash flow may hinder our ability to invest in growth initiatives or meet our financial obligations.
- Funding requirements: Difficulty in securing sufficient investment may limit our ability to execute our growth strategy.
- Currency fluctuations: If we expand internationally, fluctuations in currency exchange rates may impact our financial performance.
- Inflation: Rising inflation rates may increase our operating expenses and negatively affect profitability.
- Interest rates: Changes in interest rates may impact our ability to secure loans or other forms of financing.
- Tax liabilities: Changes in tax laws or regulations may increase our tax liabilities and affect profitability.
- Financial reporting: Errors or inaccuracies in financial reporting may lead to reputational damage or legal consequences.

III. Operational and Industry Risks



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

- Talent acquisition and retention: Difficulty in attracting or retaining skilled employees may impact our ability to create high-quality content.
- Quality control: Inconsistency in the quality of our content may negatively affect audience engagement and growth.
- Technology infrastructure: Inadequate technology infrastructure may hinder our ability to deliver a seamless user experience.
- Data breaches: Unauthorized access to user data or other sensitive information may damage our reputation and result in legal liabilities.
- Supply chain disruptions: Issues with vendors or contractors providing essential services may impact our ability to produce and distribute content.
- Business continuity: Unforeseen events, such as natural disasters or pandemics, may disrupt our operations and impact revenue.
- Intellectual property protection: Inability to protect our proprietary content may result in a loss of competitive advantage.
- Scaling challenges: Rapid growth may strain our resources and affect our ability to manage the business effectively.

IV. Strategic and Integration Risks

- Competitive landscape: The emergence of new competitors in the content creation space may lead to decreased market share.
- Market saturation: Oversaturation of the pressure cooking and air frying content market may result in reduced growth opportunities.
- Technological advancements: New cooking methods or technologies could potentially reduce the relevance of pressure cooking and air frying.
- Changing consumer preferences: Shifts in consumer preferences towards different cooking methods or dietary trends may impact demand for Mealthy's content.
- Strategic partnerships: Failure to establish and maintain successful partnerships may limit our ability to expand our reach and generate revenue.
- Integration of new technologies: Inability to effectively integrate new technologies into our business may hinder our ability to stay competitive.
- Product diversification: Failure to diversify our product and service offerings may result in a lack of growth opportunities.
- Mergers and acquisitions: Challenges associated with mergers or acquisitions may disrupt operations, affect employee morale, or dilute the company's brand.

V. Macro and Market Risks

- Economic factors: Economic downturns may affect consumer spending on premium subscriptions and live events.
- Geographic concentration: A majority of our audience may be concentrated in specific geographic locations, which may expose us to regional economic or demographic risks.
- Seasonality: Seasonal fluctuations in cooking habits or consumer interest in our content may lead to revenue variations throughout the year.
- Political instability: Changes in political conditions or government policies may adversely affect the overall business environment or our ability to operate.
- Demographic changes: Shifts in population demographics may impact the demand for our content or the size of our target audience.
- Market demand: A decrease in consumer interest in pressure cooking and air frying may impact Mealthy's revenue potential.



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

- Exchange rate fluctuations: Variations in exchange rates may affect our international operations and profitability.
- Global economic trends: Changes in global economic conditions may impact our overall business performance and growth prospects.

VI. Climate Change Risks

- Resource scarcity: Climate change-related resource scarcity may affect the availability of ingredients or materials needed for content production.
- Supply chain disruptions: Climate change-induced extreme weather events may disrupt the supply chain and affect our ability to produce and distribute content.
- Regulatory changes: New environmental regulations may require us to adjust our business practices, potentially increasing costs and affecting our competitive position.
- Energy costs: Fluctuations in energy prices, influenced by climate change policies or trends, may impact our operating expenses.
- Reputation risk: Failure to address climate change-related issues may harm our brand reputation and customer loyalty.
- Physical risks: Climate change-related natural disasters may damage our infrastructure or disrupt our operations.
- Transition risks: Shifts in consumer preferences or government policies related to climate change may affect demand for our products and services.
- Financial risks: Climate change-related financial risks, such as changes in insurance premiums or investment patterns, may impact our financial stability.

VII: Other Risks

Any valuation of the Company at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Valuation Accuracy is based on our best efforts. The valuation method(s) used may be commonly used methods used in valuing companies, however, the accuracy of any valuation is only as accurate and reliable as the information provided. The company has made all best-faith efforts to ensure the accuracy and credibility of information provided in the creation of the valuation, however, even our best effort may leave a margin of error, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to effect the value of investments.

Valuation Accuracy is based on our best efforts. The valuation method(s) used may be commonly used methods used in valuing companies, however, the accuracy of any valuation is only as accurate and reliable as the information provided. The company has made all best-faith efforts to ensure the accuracy and credibility of information provided in the creation of the valuation, however, even our best effort may leave a margin of error, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to effect the value of investments.

Understanding valuation methodology. The results of the valuation created for this offering are based on our best understanding of the method(s) used to create the valuation. Despite our best efforts, it is possible that we did not properly understand every individual piece of data used in the calculation of the valuation. If we had had a better understanding of the underlying formulas used to calculate the valuation, the resulting valuation may have been minimally or drastically different



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

than the valuation presented herein. If we use a different valuation method in the future, the resulting valuation may be drastically different, which may result in the securities sold herein being valued at a potentially drastically different value.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.


THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.





MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

THE OFFERING

9.   What is the purpose of this offering?

The primary purpose of this offering is to raise $120,000 in capital to support Mealthy's strategic pivot towards content creation and monetization within the pressure cooking and air frying niche. The funds raised will be utilized to develop and expand our content offerings, which include a free newsletter, premium paid newsletter, live chef shows, podcasts, webinars, and other premium content. The investment will also be allocated towards marketing initiatives to grow our audience and subscriber base, enhance our technology infrastructure, and maintain the quality of our proprietary recipes and how-to videos. This capital injection will enable Mealthy to effectively monetize our content, capitalize on the growing interest in pressure cooking and air frying, and create sustainable value for our investors and stakeholders.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$120,000.00**
Less: Portal Success Fee of 8%	$800.00	$9,600.00
Net Proceeds	**$9,200.00**	**$110,400.00**
Use of Net Proceeds		
Content Production Costs	$4,600.00	$60,000.00
Marketing and Advertising	$2,000.00	$22,000.00
R&D	$1,000.00	$11,000.00
General Operating Capital	$1,600.00	$17,400.00
Total Use of Net Proceeds	**$9,200.00**	**$110,400.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will coordinate with its Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.





OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The securities being offered in this transaction are shares of common stock in the merged entity. Each share is priced at 1 USD per share. Investors participating in the offering will receive an ownership stake in the company proportional to the number of shares they purchase. The shares of common stock will grant investors voting rights and the potential to receive dividends, subject to the discretion of the company's board of directors and its financial performance.

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights		
Common Stock:							
	50,000,000	39,002,290	Yes ☑	No ☐	Yes ☐	No ☑	
					Specify:		

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued based on the price per share set by the issuer, which in this case is 1 USD per share. This valuation is determined by considering various factors such as the company's financial performance, growth prospects, industry comparables, and market conditions.



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

In the future, the issuer may use several methods to value its securities during subsequent corporate actions, including:

1. Discounted Cash Flow (DCF) Analysis: This method involves projecting the company's future cash flows and discounting them back to their present value using an appropriate discount rate. The sum of the present values represents the company's estimated enterprise value, which can be divided by the number of outstanding shares to derive the per-share value.
2. Comparable Company Analysis (CCA): This method involves comparing the issuer to other publicly traded companies in the same industry. Key financial metrics such as Price/Earnings (P/E) ratio, Price/Sales (P/S) ratio, or Enterprise Value/EBITDA (EV/EBITDA) ratio can be used to establish a valuation multiple, which can then be applied to the issuer's financials to determine its per-share value.
3. Precedent Transaction Analysis (PTA): This method involves analyzing similar transactions in the industry, such as mergers, acquisitions, or financing rounds, to derive valuation multiples based on transaction prices. These multiples can then be applied to the issuer's financials to estimate its per-share value.
4. Market Approach: This method involves valuing the company based on its market capitalization or the total value of its outstanding shares. The market capitalization can be determined by multiplying the company's current share price by the number of outstanding shares. This approach is primarily applicable to publicly traded companies.

It is important to note that the valuation of securities may change over time due to various factors, including the company's performance, market conditions, and changes in the industry landscape. As a result, the issuer may employ different valuation methods or a combination of methods during future corporate actions to ensure an accurate and fair assessment of its securities' value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Debt Name	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Accounts Payable	$685,736.00			Paid in September 2022
Sales Tax Payable	$44,504.00			Paid in September 2022
Credit Cards	$5,302.00			Paid in July 2022
Client Trust accounts	$8,305.00			Paid in August 2022
Payroll taxes	$11,984.00			Paid in August 2022
Payroll Protection Loan	$190,110.00			Forgiven
SBA Loan	$880,797.00			Paid in February 2023
Loans Payable - Other	$360,000.00	5%	2026	Payments deferred until balloon payment due end of July 2026
Returnable Security Deposits	$3,435.00			Paid July 2022



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Based on the provided financial information, the financial situation of MVPT can be described as follows:
Financial Performance:
1. MVPT's revenues have been fluctuating over the past four years, with total revenue at $527k in 2021, down from $7,456k in 2020 but higher than $1,357k in 2019 and $1,496k in 2018.
2. The company has experienced varying gross profit margins, with 2021 at 68.19%, 2020 at 21.38%, 2019 at 57.68%, and 2018 at 70.71%.
3. MVPT's operating margin has been inconsistent, with -74.71% in 2021, -4.17% in 2020, 11.79% in 2019, and 16.95% in 2018.
4. The net income has also been unstable, with a net loss of $393k in 2021, a net loss of $353k in 2020, and net income of $160k in 2019 and $253k in 2018.
Liquidity:
1. MVPT's cash and cash equivalents have increased from $104k in 2018 to $704k in 2021.
2. The current ratio, calculated as total current assets divided by total current liabilities, has decreased from 11.65 in 2018 to 0.88 in 2021, indicating potential liquidity concerns.
Capital Resources:
1. MVPT's total stockholders' equity has been negative since 2019, with -$156k in 2021, -$114k in 2020, and -$330k in 2019. This indicates a weak financial position and could be a concern for potential investors.
2. The company has relied on short-term debt and accounts payable to finance its operations. In 2021, the short-term debt was $1,107k, up from $440k in 2020.
Historical Results of Operations:



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

1. MVPT's historical results of operations show fluctuations in revenue, profitability, and financial health over the last four years.
2. The company has experienced both net income and net losses during this period, indicating inconsistent financial performance.

In summary, MVPT has experienced fluctuations in its financial performance and liquidity over the past four years. While the company's revenues and cash position have improved compared to previous years, concerns remain about its negative stockholders' equity and reliance on short-term debt to finance operations.





MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

MVP Holdings, Inc.
Consolidated Balance Sheet
(Unaudited)

	December 31, 2021	December 31, 2020
ASSETS		
Current assets		
Cash	$ 704,546	$ 345,531
Accounts receivable	-	53,670
Investment in Mealthy	100,000	100,000
Inventory	570,937	518,570
Security deposits	5,507	5,507
Due from affiliates	227,667	227,667
Other current assets	39,828	16,843
Total current assets	1,648,485	1,267,788
Fixed assets, net	29,442	29,442
TOTAL ASSETS	$ 1,677,927	$ 1,297,230
LIABILITES AND STOCKHOLDERS' EQUITY		
LIABILITES		
Current liabilites		
Accounts payable	$ 685,736	717,185
Sales taxes payable	44,504	46,452
Credit cards	5,302	5,302
Client trust accounts	8,305	8,305
Payroll taxes	11,984	
Payrol Protection Loan	190,110	11,984
Other current liabilities	-	190,110
SBA Loan	880,797	319,800
Loans payable - other	36,252	109,111
Returnable security deposits	3,435	3,435
Total current liabilites	1,834,169	1,411,684
Equity		
Common stock; 50,000,000 authorized; par value $0.001;1,002,290 and 50,039,145 issued and outstanding at December 31, 2021 and December 31 2020, respectively	27,889	27,889
Additional paid in capital	10,007,081	9,615,032
Accumulated deficit	(10,191,212)	(9,757,375)
Stocholders' Deficiency	(156,242)	(114,454)
TOTAL LIABILITES AND STOCKHOLDERS' EQUITY	$ 1,677,927	$ 1,297,230





MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

MVP Holdings Inc
Consolidated Statement of Operation
(Unaudited)

	For the Years Ended December 31, 2021	December 31, 2020
Revenues		
Product Sales	$ 527,193	$ 7,421,826
Travel commissions	-	34,298
Total revenues	527,193	7,456,124
Cost of goods sold		
Total Cost of goods sold	167,679	5,862,102
Gross profit	359,514	1,594,022
Operating expenses		
Advertising	96,312	195,054
Auto expense	-	3,013
Bank charges	5,876	8,858
Business license & permits	-	1,032
Charitable contributions	-	3,160
Computer & internet	3,274	343
Consultants	268,537	638,720
Exchange fees	-	6,500
Facility expense	-	575
Filing fees	-	1,263
Finance charges	-	29,354
Finra fees	-	500
Franchise taxes	-	250
General & administrative	-	88,353
Gifts	-	1,056
Insurance expense	39,165	90,128
Interest expense	-	42,875
Management fees	59,957	3,023
Meals & Entertainment	-	280
Miscellaneous expenses	-	3,144
Office supplies	1,770	134
Payroll expense	-	17,988
Professional fees	57,402	13,470
Rent expense	51,402	81,861
Repairs	-	336
Research & development	20,359	5,748
Salaries - officer	-	196,704
Selling fees	89,736	379,151
Shipping	4,210	40,276
Tech fees	34,857	62,239
Telephone	-	11,098
Travel	20,506	19,083
Utilites	-	2,204
Total operating expenses	791,191	1,947,773
Net income	$ (431,677)	$ (353,751)




MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

MVP Holdings, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

(unaudited)

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumlated Deficit	Total Stockholders' Equity
Balance, December 31, 2018	33,889,145	$ 27,889	$ 3,183,191	$ (10,191,212)	$ (6,980,132)
Adjustment to accumulated deficit				(1,725,195)	(1,725,195)
Net Income, Decemeber 31, 2019				160,010	160,010
Balance, Decemeber 31, 2019	33,889,145	$ 27,889	$ 3,183,191	$ (11,756,397)	$ (8,545,317)
Commson Shares issued	137,500,000				
Common Shares cancelled	(620,000)				
Acquistion of Mealthy			6,431,841	1,918,936	8,350,777
Net Loss, December 31, 2020				(353,751)	(353,751)
Balacne, December 31, 2020	170,769,145	$ 27,889	$ 9,615,032	$ (9,757,375)	$ (114,454)
Common Shares cancelled	(120,730,000)				
Net Income, March 31, 2021				30,570	30,570
Balance, March 31, 2021	50,039,145	$ 27,889	$ 9,615,032	$ (9,728,965)	$ (86,044)
Common stock adjustment		55,000			55,000
Net Loss, June 30, 2021				(228,864)	(228,864)
Balance, June 30, 2021	50,039,145	$ 82,889	$ 9,615,032	$ (9,957,829)	$ (259,908)
Net Loss, September 30, 2021				(128,139)	(128,139)
Common stock adjustement		(55,000)	392,049	(42,072)	294,977
Balance, September 30, 2021	50,039,145	$ 27,889	$ 10,007,081	$ (10,128,040)	$ (93,070)
50:1 reverse common stock split	1,002,290				
Net loss for the quarter, December 31, 2021				(63,172)	(63,172)
Balance, December 31, 2021	1,002,290	$ 27,889	$ 10,007,081	$ (10,191,212)	$ (156,242)





MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

MVP Holdings, Inc.
Consolidated Statement of Cash Flow
(Unaudited)

		For the Year Ended	
		December 31, 2021	December 31, 2020
OPERATING ACTIVITIES			
Net income	$	(431,677) $	(353,751)
Adjustments to reconcile Net income			
to net cash provided by operating activities			
Accounts receivable		59,019	42,898
Inventory		(52,292)	110,963
Prepaid expenses		14,000	113,420
Due from shareholder		-	(3,509)
Other current assets		(44,568)	-
Accounts payable		(32,257)	262,660
Sales tax payable		(1,948)	(23,032)
Credit cards		-	5,302
Client trust accounts		-	8,306
Due from affiliates		-	(47,591)
Payroll liabiltes		-	11,985
Security deposits		-	(5,385)
Bank line			
Net cash provided by operating activities		(489,723)	122,266
INVESTING ACTIVITIES			
Purchse of furniture & fixtures		-	(29,441)
Investment in Mealthy		-	(100,000)
Net cash used by Investing activities		-	(129,441)
FINANCING ACTIVITIES			
PPP loan		-	190,110
SBA loan		-	319,800
Equity		392,050	(628,756)
Amazon Lending		-	(124,345)
LCF Loan			82,718
Shopify Lending		(27,349)	9,577
Loans payable		484,037	17,000
Net cash used in financing activities		848,738	(133,896)
Net cash decrease for period		359,015	(141,071)
Cash at beginning of period		345,531	486,602
Cash at end of period	$	704,546 $	345,531



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

MVPT HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENT
December 31, 2021

Note 1 – Organization and Description of Business

MVPT Holdings Inc. ("MVPT" or the "Company"). The Company was originally incorporated in Nevada as PTN Investment Group, Inc. on October 23, 2003. In May 2005, we amended our Articles of Incorporation to change our name to Pro Travel Network, Inc. from PTN Investment Group, Inc.

In May 2009 we changed our name to PTN, Inc. On June 12, 2020 we amended our articles of incorporation to change our name to MVP Holdings Inc.

The Travel assets of Pro Travel Network were sold on 3/1/20 for $560,000 cash and $600,000 of assumed debt. Under the terms of the purchase agreement they buyer made a down payment of $40,000, $20,000 per month for 18 months with the balance paid over 4 years. The Company acquired Mealthy Inc. which became a wholly owned subsidiary on 7/1/20.

Mealthy Inc operates the management team out of the same building, with the bulk of the inventory, logistics and fulfillment being done by a 3PL partner WhiteBox Technologies out of Las Vegas, NV.

On April 2, 2020 we amended our articles of incorporation to increase the authorized common shares to 250,000,000.

The Company has elected December 31 as its year end.

Note 2 – Going Concern

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. These conditions raise substantial doubt about the company's ability to continue as a going concern Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Note 3 – Summary of Significant Accounting Policies

Basis of Presentation

The Financial Statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles ("GAAP") of the United States (See Note 2) regarding the assumption that the Company is a "going concern".

Use of Estimates



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

MVPT HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENT
December 31, 2021

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. Consolidated cash and cash equivalents at Septtember 30, 2021 was $336,677. The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings per share amounts in accordance with ASC Topic 260, Earnings per Share. Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

Fair Value of Financial Instruments

The Company's balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

The Company follows FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures" which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the




MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

MVPT HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENT
December 31, 2021

circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2020 and June 30, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accounts receivable, other current assets, accounts payable, accrued compensation and accrued expenses. The fair value of the Company's notes payable is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

Share Based Expenses

ASC 718 "Compensation – Stock Compensation" prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, "*Equity – Based Payments to Non-Employees.*" Measurement of share-based payment transactions with non-employees is based on the fair

value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Related Parties




MVP Holdings Inc
8839 N Cedar Ave, Ste. 3
Fresno, CA 93720
559-999-7571

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

MVPT HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENT
December 31, 2021

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Recently Issued Accounting Pronouncements

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the *FASB Accounting Standards Codification™* ("ASC") is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.

We have reviewed the FASB issued Accounting Standards Update ("ASU") accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation's reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

Note 4 – Stockholder's Equity

As of December 31, 2019 the issued and outstanding shares of the Company's common stock was 33,889,145.

On April 2, 2020 we amended our articles of incorporation to increase the authorized common shares to 250,000,000.

On April 23, 2020 the Company issued 137,500,00 shares of Common stock to the CEO for compensation at par value. On April 28, 2020 we cancelled 620,000.

On January 26, 2021 the Company cancelled 120,730,000 Common shares.

On October 26, 2021 the Company effected a 50:1 reverse stock split.




OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

A principal executive officer certifying financial statements as described above must provide the following certification**:

DocuSign Envelope ID: 4FEEBF2F-3CAA-407E-8F80-220A26E7340A

CERTIFICATION

I, Casey Musick, certify that:

(1)   the financial statements of MVP Holding Inc included in this Form are true and complete in all material respects; and

(2)   the tax return information of MVP Holding Inc included in this Form reflects accurately the information reported on the tax return for MVP Holding Inc filed for the fiscal year ended 12/31/2020.

DocuSigned by:

Casey Musick

E5DC4241D5C5425...

[Signature]

CEO

[Title]

4/11/2023

[Date]



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

   (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i) at the time of the filing of this offering statement bars the person from:
   (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
   (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
   (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

   (4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

   (5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
   (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

   (6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

   (7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

   (8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	120,000	$120,000	$110,400

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at: mvpholdingsinc.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and



OFFERING STATEMENT

10,000 Shares of Common Stock at $1 Per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**120,000**	**$120,000**	**$110,400**

      (3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

      (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days